SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459
_______________

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CROWLEY MARITIME CORPORATION
(Name of Subject Company)

CROWLEY MARITIME CORPORATION
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

228090106
(CUSIP Number of Class of Securities)

Gary L. Depolo Chairman of the Special Committee of the Board of Directors Crowley Maritime Corporation 9487 Regency Square Jacksonville, Florida 32225 (904) 727-2200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With a Copy to:
Bruce Alan Mann
Michael O’Bryan
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of  a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D−9 filed by Crowley Maritime Corporation (“Crowley”) with the Securities and Exchange Commission on March 19, 2007 (as amended, the “Statement”) relating to the offer by Crowley Newco Corporation, a Delaware corporation (“Purchaser”), to purchase all the outstanding shares of common stock, par value $.01 (the “Common Stock”) (other than those beneficially owned by Purchaser), of Crowley Maritime Corporation, a Delaware corporation (the “Company”).

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 9. Exhibits.

Item 9 of the Statement is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007.

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007

By:/s/ Gary L. Depolo
Name:	Gary L. Depolo
Title:	Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007.

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007.